UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File No. 1-09335

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR
For the Period Ended: December 31, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Schawk, Inc.
Full Name of Registrant
n/a
Former Name if Applicable
1695 River Road
Address of Principal Executive Office (street and number)
Des Plaines, Illinois 60018
City, State and Zip Code

PART II — RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III — NARRATIVE

State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

As a result of previously announced accounting errors that have resulted in the publication of restated financial statements and the identification of material weaknesses in the Company’s internal controls, the Company has continued its process of augmenting its financial procedures to allow for a more substantive review of its financial results and internal controls before the release of its earnings and the filing of its periodic reports.  Accordingly, the Company requires additional time to complete the preparation and internal review of its Form 10-K for the fiscal year ended December 31, 2008, and requires additional time for the completion of its audit by the Company's external audit firm.

In addition, due to deteriorating economic conditions experienced during the latter half of 2008, the Company continues to be in the process of determining the amount of certain impairments to record for the fourth quarter of 2008 related to goodwill.  Although management currently is completing the valuations required to determine the extent of the impairment charges, the Company expects the total amount of non-cash goodwill impairment charges to be in the range of $20 to $30 million for the fourth quarter and full year 2008.  As the Company has not completed its analysis of the impairment charges, the foregoing estimate is preliminary based on management’s current expectations and is subject to change.

The Company anticipates that it will report net sales of approximately $489.2 million for the year ended December 31, 2008, an approximate 9.2% decrease in net sales relative to the comparable prior-year period.  The Company also expects to report a full year operating loss in the range of $30 to $40 million versus operating income of $60.5 million in the comparable prior-year period.  In addition to lower sales volume and the anticipated goodwill impairment charges described above, the Company expects to report that its operating results for full-year 2008 were negatively impacted by approximately $10.4 million of restructuring related charges; foreign currency transaction losses of approximately $4.3 million; approximately $6.8 million in increased professional and consulting fees related to the Company’s internal control remediation and related matters; approximately $7.3 million in multi-employer pension plan withdrawal expense; and approximately $6.6 million of impairment charges related to long lived assets.  The total of these items is $35.4 million (of which $8.3 million is non-cash), which excludes any goodwill impairment charges.  The Company is in the process of finalizing its results for the year and quarter ended December 31, 2008, and therefore the above estimates are preliminary and subject to change.

Given the Company’s current expectations as to its full-year 2008 operating results, the Company currently is evaluating its compliance with the financial covenants under its debt agreements.  If the Company determines it is not in compliance with such covenants, it would seek any necessary waivers or amendments from its lenders.  Failure to obtain such waivers or amendments could result in a default and related acceleration of the Company’s debt and render unavailable additional borrowings under the Company’s credit facilities.  Any of these events could have a material adverse effect on the Company’s business, financial condition and results of operations.  There can be no assurance that, if the Company determines it is not in compliance with applicable covenants, that it will be able to obtain the necessary waivers or amendments on commercially reasonable terms, or at all.

This Form 12b-25 includes forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 regarding the Company and the financial results it expects to report that are not historical facts and are indicated by words such as “anticipate,” “expect,” “believe,” other formulations of those terms and similar terms.  Such forward looking statements are based on the Company’s current expectations, estimates and beliefs, which are subject to change and involve certain risks and uncertainties including, in particular, whether the Company’s final audited financial results for the period ended December 31, 2008 will comport with the preliminary information summarized herein.  Accordingly, the Company’s actual results may differ materially from the results projected in the forward-looking statements.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.
	Timothy J. Cunningham	(847)	827-9494
	(Name)	(Area Code)	(Telephone Number)
(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

	☒ Yes	☐ No
(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

	☒ Yes	☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please see Part III above.

Schawk, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 17, 2009	By:	/s/Timothy J. Cunningham
Name: Timothy J. Cunningham
Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.
One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.
Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).